U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                     FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

     Martin Lacoff
     515 W. Greens Road, Suite 720
     Houston, Texas 77067

2.   Date of Event Requiring Statement (Month/Day/Year)

     May 10, 2000

3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Issuer Name and Ticker or Trading Symbol

     Fortune Natural Resources Corporation - FPXA

5.   Relationship of Reporting Person to issuer (Check all applicable)
     (X)  Director  ( )  10% Owner  ( )  Officer (give title below)
     ( )  Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)


-----------------------------------------------------------------------------------------------------------------------------------
TABLE I - Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security    |2. Amount of Securities  | 3. Ownership Form:            | 4. Nature of Indirect Beneficial Ownership
   (Instr. 4)           |   Beneficially Owned    |    Direct (D) or Indirect (I) |    (Instr. 5)
                        |   (Instr. 4)            |    (Instr. 5)                 |
------------------------ -------------------------- --------------------------- ---------------------------------------------------

Common Stock             100,000                    D


-----------------------------------------------------------------------------------------------------------------------------------
TABLE II - Derivative Securities Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of     |2. Date Exercisable |3. Title and Amount of Securities |4. Conversion  |5. Ownership    |6. Nature of Indirect    |
   Derivative   |   and Expiration   |   Underlying Derivative Security |   or Exercise |   Form of      |   Beneficial Ownership  |
   Security     |   Date             |   (Instr. 4)                     |   Price of    |   Deritave     |   (Instr.5)             |
   (Instr. 4)   |   (Month/Day/Year) |                                  |   Derivative  |   Security:    |                         |
                |                    |                                  |   Security    |   Direct (D)   |                         |
                |   Date     Expira- |                    Amount or     |               |   or Indirect  |                         |
                |   Exer-    tion    |                    Number of     |               |   (I)          |                         |
                |   cisable  Date    |   Title            Shares        |               |   (Instr. 5)   |                         |
---------------- -------------------- ---------------------------------- --------------- ---------------- -------------------------

Private Warrants    9/28/93  9/28/00     Common Stock     12,218           $3.75            D

Private Warrants    11/30/98 12/5/00     Common Stock     32,500           $3.625           D

Private Warrants    3/1/00   3/1/03      Common Stock     50,000           $1.50            D

Private Warrants    3/1/00   3/1/03      Common Stock     50,000           $2.25            D



Explanation of Responses:




SIGNATURE  OF REPORTING PERSON

/s/ Martin Lacoff
-----------------------------

DATE
May 15, 2000

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).